UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 333-207107

Ehave, Inc.
(Translation of Registrant’s Name Into English)

203-277 Lakeshore Road East

Oakville, ON L6J 6J3

Canada

(905) 362-1499

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Effective as of May 31, 2019, Prateek Dwivedi, chief executive officer and director of Ehave, Inc. (the “Company”), will resign from all officer and director positions with the Company. Mr. Dwivedi’s resignation is not the result of any disagreement with the Company or its management on any matter relating to the Company's operations, policies or practices, or any other matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

May 28, 2019	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
Chief Executive Officer